LYNDEN ENERGY CORP.

888 Dunsmuir Street, Suite 1200

Vancouver, British Columbia V6C 3K4

(604) 629-2991

February 10, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Lynden Energy Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 29, 2014
File No. 0-55301

Ladies and Gentlemen:

Set forth below are the responses of Lynden Energy Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 20, 2015, with respect to Amendment No. 1 to Registration Statement on Form 10-12G, File No. 0-55301, filed with the Commission on December 29, 2014 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement on Form 10-12G (“Amendment No. 2”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 2 marked to show all revisions made since the submission of Amendment No. 1.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Business, page 5

Vertical Well Development, page 6

1.	The disclosure referring to 101 gross (41.38 net) vertical Wolfberry wells tied-in and producing does not appear to correlate with the tabular disclosure of tied-in and producing Wolfberry wells also presented on page 7. Please advise or revise your disclosure.

RESPONSE: The disclosure on page 7 referring to the 101 gross (41.38 net) vertical Wolfberry wells was intended to give current information as of the date of filing of Amendment No. 1 (December 29, 2014), while the tabular disclosure was intended to give current information as of the end of each quarterly period. To clarify, we have updated the disclosure on page 7 to clearly state that it is current as of January 31, 2015.

Summary Reserve Information, page 10

2.	We note your disclosure of “wet” natural gas reserves including NGLs in the presentation of your proved and probable reserves as of June 30, 2013. If your reserves as of June 30, 2013 represent a combination of two separate sales products, please revise your disclosure to provide separate disclosure by product type. In this regard, the staff considers natural gas liquids to be a separate product type under Item 1202(a)(4) of Regulation S-K. Therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. Please revise your disclosure or tell us why a revision is not necessary.

RESPONSE: As our outside counsel discussed with Messrs. John Hodgin and Parhaum Hamidi of the Staff on January 26, 2015, the Company receives its production information from third-party operators. Our third-party operators did not and can not provide complete three-stream data for fiscal 2013 that would allow the Company to break-out NGLs in addition to oil and gas in our reserve and production disclosure. We have added disclosure to this effect on page 10 of our Amendment No. 2.

Proved Reserves, page 10

3.	We also note your disclosure of “wet” natural gas reserves including NGLs in the presentation of the changes in total proved reserves and the disclosure of the net proved developed and undeveloped reserves on page 10 and elsewhere on page 128 for the period ending June 30, 2014. Your disclosure of “wet” gas reserves including NGLs appears inconsistent with your separate disclosure of dry gas and NGL reserves found elsewhere on page 10 and in Exhibit 99.1 for the same period.

Please note that the consideration for separate disclosure of NGLs under FASB ASC 932-235-50-4 and 932-235-50-5 is based on the net quantities of such reserves. We estimate that NGLs represent approximately 32.8% of the total liquid reserves and 25.7% of total proved reserves on a Boe basis as of June 30, 2014 and therefore meet the requirement for separate disclosure. Please revise your disclosure accordingly.

RESPONSE: Please see our response to comment #2 above regarding availability of three-stream data for prior periods. We have added disclosure to this effect on page 11 and page 131 of our Amendment No. 2.

Proved Undeveloped Reserves, page 11

4.	You disclose changes in the net quantities of proved undeveloped reserves that occurred during the year ended June 30, 2014 relating to sales of reserves, the addition of new PUD locations and the conversion of PUD reserves to developed status. However, the increase of 275 MBoe in proved undeveloped reserves represented by these changes does not appear to reconcile with our estimate of the overall increase during the period of approximately 453 MBoe. We re-issue comment 10 in our letter dated December 1, 2014 regarding expanding your disclosure to provide sufficient detail to reconcile the overall change in net proved undeveloped reserves relating to all causes such as revisions of previous estimates, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

RESPONSE: We have revised our disclosure accordingly. Please see page 11 of Amendment No. 2.

Production, Price and Cost Data, page 13

5.	You present your natural gas liquids (“NGLs”) combined with natural gas as a single aggregated figure on pages 13 and elsewhere on page 57 for purposes of disclosing information related to your production quantities and average sales price. Items 1204(a) and 1204(b)(1) of Regulation S-K require disclosure of the production and the average sales price by final product sold, of oil, gas, and other products such as NGLs. To comply with Item 1204 of Regulation S-K, please revise your disclosure to provide the production and the average sales price by individual product type for each of the periods presented. As part of your revised disclosure, please include the average sales prices by final product sold relating to the total volumes produced.

RESPONSE: As described in our response to comment #2 above, the Company has not received the data required to provide disclosure of NGLs prior to fiscal 2014. We have added enhanced disclosure for our investors on page 14 and 59 of Amendment No. 2.

6.	We note your disclosure of production information by basin on page 13. Please note that Item 1204(a) of Regulation S-K requires disclosure of production by final product sold for any field that contains 15% or more of your total proved reserves. In this regard, we note that Exhibit 99.1 refers to the Spraberry and Sugg Ranch Fields. If these or any other field(s) meets the requirements for separate disclosure pursuant to Item 1204, please expand your disclosure accordingly.

RESPONSE: The Company’s reserves and production are focused in the Permian Basin, with 100% of our total proved reserves. Of these, approximately 99.5% of our total proved reserves come from the Spraberry play, with no other field meeting the requirements for separate disclosure pursuant to Item 1204. Please see our expanded disclosure for the Spraberry play on page 15 of Amendment No. 2.

7.	Please modify your disclosures as necessary to resolve the apparent inconsistency between the production figures disclosed on page 13 and the comparable figures disclosed elsewhere on pages 57 and 128 or clarify the reasons for this apparent lack of correlation.

RESPONSE: We have corrected the inconsistencies in the production figures disclosed on page 59 of Amendment No. 2 to make them consistent with the production figures disclosed on page 14. The lack of correlation on page 131 arises from the fact that such disclosure does not include production from suspended exploratory test wells for which the Company does not attribute reserves.

Financial Statements and Exhibits, page 85

Notes to the Financial Statements, page 105

Note 7, Suspended Exploratory Well Costs, page 113

8.	We note your response to our prior comment 26, in which you conclude the correction to expense $449,541 of previously capitalized suspended well costs related to the Paradox Basin is immaterial to the financial statements for the fiscal year June 30, 2014. Based on this conclusion, we understand you have recorded the correction for this amount in the financial statements for first quarter of the fiscal year ending June 30, 2015. Please tell us how you considered the guidance of SAB Topic 1:N in determining whether the correction of the misstatement is material to the first quarter of the fiscal year ending June 30, 2015.

RESPONSE: In determining whether the correction of the expense of $449,541 related to the previously suspended well costs related to the Paradox Basin project is material, we considered the guidance of SAB Topic 1:N. in determining whether the correction of the misstatement was material to the first quarter of the fiscal 2015.

We performed a quantitative and qualitative analysis to evaluate the impact of the misstatement in the consolidated financial statements for the year ended June 30, 2014 and for the first quarter of fiscal 2015.

Quantitative analysis	Year ended June 30, 2014	Three months ended September 30, 2014
Total assets, as reported	109,111,434	115,268,713
Error - (overstatement)/ understatement	(449,541)	n/a - corrected
Total assets, if corrected	108,661,893	115,268,713
Error as a percentage of total assets	-0.4%	n/a - corrected
Exceeds quantitative materiality threshold	No	No

Net income, as reported	15,403,651	1,635,469
Error - (overstatement)/ understatement	(449,541)	449,541
Net income, if corrected	14,954,110	2,085,010
Error as a % of net income	-3.0%	21.6%
Exceeds quantitative materiality threshold	No	Yes
Correction of error results in a change in trend	No	No

Net earnings per share - basic	0.12	0.01
Net earnings per share - diluted	0.12	0.01
Error - (overstatement)/ understatement - basic	(0.004)	0.003
Error - (overstatement)/ understatement - diluted	(0.004)	0.003
Net earnings per share - basic, if corrected	0.12	0.01
Net earnings per share - diluted, if corrected	0.12	0.01
Correction of error results in a change in trend	No	No

ASC 250-10-45-27 provides in pertinent part as follows: In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend on earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

While the error represents a significant percentage of consolidated net loss for the first quarter of fiscal 2015, we do not believe that the error will be material for the year ending June 30, 2015 or that it will be a significant percentage of consolidated net income for the year ending June 30, 2015 based on the current expectations of materiality for the year ended June 30, 2015. Also, the error does not affect operating cash flows. Furthermore, the amount of the error had a nominal impact on the quarterly earnings per share, less than $0.01 per share, and does result in a change in trends for the quarter. Based on this analysis, we concluded that the error was not material for the first quarter of fiscal 2015.

Taking into consideration ASC 250-10-45-27, we concluded that although disclosure of the error was required for the September 30, 2014 interim period, it did not require restatement of the financial statements for the year ended June 30, 2014.

The analyses performed above consider both the rollover and the iron curtain approach, as discussed in SAB Topic 1.N. Given the error related to fiscal 2014 and was corrected in the first quarter of fiscal 2015, there is no accumulation of the error in future periods. The balance sheet at September 30, 2014 does not require restatement as the restatement has been corrected, while net income for the quarter is understated as a result of the correction of the error that relates to a prior period.

In addition to the quantitative analyses above, we have considered the materiality of the error from a qualitative perspective based on guidance provided in Staff Accounting Bulletins No. 99 and 108:

•	Does not relate to the Company’s property most relevant to investors of the Company, which is the Midland Basin vertical wells (Midland Basin property), and the property that was impaired does not play a significant role in the Company’s on-going or expected future operations and profitability.

•	Does not have an impact on the Company’s operating cash flows of the Company which is a relevant measure for the Company’s investors and other users of the financial statements.

•	Is a non-cash item, does not impact operating cash flows, and does not change income to a loss.

•	Does not affect future profitability or projects.

•	Does not mask a change in earnings or other trends in the Company, in particular as the correction of the error in the quarter decreases the Company’s earnings for the quarter.

•	Does not hide a failure to meet analyst’s expectations as the Company does not have significant analyst coverage.

•	Does not impact management’s compensation

•	Does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•	Does not result from a significant management estimate and arises from an item that is capable of precise measurement.

•	Does not affect compliance with regulatory obligations, debt covenants or other contractual requirements.

•	Does not involve the concealment of an unlawful transaction.

The Company also notes that it has received no investor or analyst inquiries or concerns expressed from investors or other parties regarding the restatement disclosed in Amendment No. 1. Based on all of the above, the Company’s management concluded that the correction was not material and was not reasonably likely to affect a user’s investment decision for the year ended June 30, 2014 and for the first quarter of 2015.

Note 17, Restatement of Deferred Income Taxes, page 124

9.	We note the disclosures describing the nature of the restatement to deferred income tax expense and a discussion of the impact on the financial statements. FASB ASC 250-10-50-7 requires disclosure of the effect of the correction on each financial statement line item. Please expand your disclosures to present the impact on each line item of your financial statements as of and for the years ended June 30, 2014 and 2013.

RESPONSE: We have expanded our disclosure in note 17 of the consolidated financial statements, found on page 127 of Amendment No. 2, to present the following table which shows the impact on each line item of the consolidated financial statements as of and for the years ended June 30, 2014 and June 30, 2013.

	2014			2013
	As previously reported	Correction	Restated	As previously reported	Correction	Restated
Consolidated balance sheets
Deferred tax liabilities	14,902,811	—	14,902,811	4,674,210	1,673,866	6,348,076
Total liabilities	36,347,441	—	36,247,441	31,800,741	1,673,866	33,474,607

Shareholders’ equity
Deficit	(7,617,859)	—	(7,617,859)	(21,347,644)	(1,673,866)	(23,021,510)
Total shareholders’ equity	72,763,993	—	72,763,993	46,670,853	(1,673,866)	44,996,987

Consolidated statements of income
Total revenue and other income	29,392,952	—	29,392,952	18,981,468	—	18,981,468
Total expenses	(14,794,271)	—	(14,794,271)	(11,232,392)	—	(11,232,392)
Other income	10,219,755	—	10,219,755	11,255,320	—	11,255,320

Income before income taxes	24,818,436	—	24,818,436	19,004,396	—	19,004,396
Income tax expense	11,088,651	(1,673,866)	9,414,785	5,595,986	1,673,866	7,269,852

Net Income	$13,729,785	$1,673,866	$15,403,651	$13,408,410	$(1,673,866)	$11,734,544

Basic earnings per common share	$0.11	0.01	$0.12	$0.12	(0.01)	$0.11
Diluted earnings per common share	$0.11	0.01	$0.12	$0.12	(0.02)	$0.10

Supplemental Information on Oil and Gas Exploration and Production Activities, page 126

Suspended Exploratory Well Costs, page 126

10.	We note that your revised disclosure in response to our prior comments 25 and 27 includes an aging analysis of the suspended exploratory well costs. Please expand your disclosure to provide detailed qualitative discussions of activities undertaken to date as described in FASB ASC 932-235-50-1B, paragraph (c).

RESPONSE: We have expanded our disclosure accordingly. Please see pages 128 and 129 of Amendment No. 2.

Standardized Measure of Discounted Future Net Cash Flows, page 126

11.	Please note the Instructions to Paragraph (b) in Item 302 of Regulation S-K regarding disclosure of supplementary financial information require that you provide FASB ASC Subtopic 932-235 disclosure as of the beginning and end of each annual period for which financial statements are presented. Please expand your disclosure to provide the changes in the standardized measure of discounted future net cash flows for the period ending June 30, 2013 pursuant to FASB ASC 932-235-50-31. Also expand your disclosure on page 128 to provide the changes in total proved reserves and the net proved developed and undeveloped reserves for the period ending June 30, 2013 pursuant to FASB ASC 932-235 paragraphs 50-5 and 50-4, respectively.

RESPONSE: We have expanded our disclosure accordingly. Please see the additional disclosure on pages 131 and 132 of Amendment No. 2.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 127

12.	We note that your disclosure of changes in standardized discounted cash flows includes an adjustment for “Changes in production rates and other.” Please provide us with a description of the nature of this adjustment and tell us how you considered providing additional explanatory disclosure in your filing. Refer to FASB ASC 932-235-50-35 and 932-235-50-36.

RESPONSE: The ‘Changes in production rates and other’ principally includes the effect of changes in timing of expected production between the June 30, 2013 and June 30, 2014 reserves estimates or between the June 30, 2012 and June 30, 2013 reserve estimates, as applicable. Taking into consideration ASC 235-50-35 and 235-50-36, we concluded that the ‘changes in production rates and other’ as a percentage of the year-end balance of the standardized measure of discounted future net cash flow was, on a percentage basis, an amount that was in a range of comparable amounts, as a percentage, reported by peer companies. ‘Changes in production rates and other’ was 10.0% of the June 30, 2014 year-end balance and 10.5% of the June 30, 2013 year-end balance of the standardized measure of discounted future net cash flow. Based on this, the Company’s management concluded that the providing additional explanatory disclosure in the filing was not necessary and that any additional disclosure would not reasonably be likely to affect a reader’s investment decision.

Oil and Gas Reserves, page 127

13.	Please revise your disclosure to include an explanation of significant changes in reserve quantities as discussed in FASB ASC 932-235-50-10.

RESPONSE: We have revised our disclosure accordingly. Please see pages 131 and 132 of Amendment No. 2.

14.	Please expand your disclosure to reference each period where the reserve estimates were prepared by a third party engineer, e.g. June 30, 2014 and June 30, 2013.

RESPONSE: We have revised our disclosure accordingly. Please see page 130 of Amendment No. 2. We also refer you to our existing disclosure related to reserve estimates prepared by CGA on page 12.

Exhibits

15.	We note your response to our prior comment 29, and reissue the comment in part. Please file your participation agreements with CrownRock, L.P. or provide your analysis as to why your business is not substantially dependent on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: We have provided these agreements per your request as Exhibits 10.17 and 10.18 of Amendment No. 2.

Closing Comments

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Lynden Energy Corp.

By:	/s/ Colin Watt
Name:	Colin Watt
Title:	President and Chief Executive Officer

Enclosures

cc:	Robert L. Kimball, Vinson & Elkins L.L.P.